Date: March 27, 2017

Maryse Mills-Apenteng

Special Counsel

Office of Information

Technologies and Services

Re:	OS Support, Inc.
Registration Statement on Form S-1 Filed December 21, 2016 File No. 333-215217

In response to your letter dated February 17, 2017, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of OS Support, Inc. (the “Company”). Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s February 16, 2017 letter in italicized text immediately before our response.

Facing Page

1.	You currently disclose the address of your registered agent in Carson City, Nevada as your principal executive office. Consistent with your disclosure on page 32, please revise to clarify on the registration statement facing page that the address of your principal executive office is located at H.No. 1055 Sec 70, Mohali, Punjab, India.

RESPONSE: We have revised the Facing Page according to your request.

Product Description

Regulatory Matters, page 24

2.	We note your response to prior comment 11 and we reissue it in part. Please address whether there are material regulatory matters that affect your prospective customer support business, such as Indian laws related to outsourcing and labor, tax matters related to having clients outside of India, and currency issues associated with operating a web-based business with clients in other countries.

RESPONSE: We have revised our disclosure to include the following:

“Outsourced information technology enabled services do not require any prior approval from any Indian regulatory authority.

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Where consumers of Information technology enabled services do not fall within India’s tax jurisdiction (for example, where the consumers are located in the United States and the service is considered to have been exported to them), no service tax is payable. As service tax is a consumption tax, it is only levied on services consumed in India (The Export of Service Rules 2005, as amended from time to time) (Export Rules). The Export Rules also contain criteria to determine whether a service has been exported from India. Essentially, the export criteria are based on location, performance or recipient, depending on the service in question. For a service to be exported, it must be:

•	Provided from India.
•	Used outside India.
•	Paid for in convertible foreign exchange.

Customer payments for services rendered will be held in a bank account the company intends to open in the state of Nevada.”

Sincerely,

/s/ Paramjit Mann

Paramjit Mann

President

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